SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act of 1934

For the month of October 2017

CHINA PETROLEUM & CHEMICAL CORPORATION
22 Chaoyangmen North Street,
Chaoyang District, Beijing, 100728
People's Republic of China
Tel: (8610) 59960114

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
Form 20-F     ✓              Form 40-F _____

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)
Yes ____                          No    ✓

(If "Yes" is marked, indicate below the file number assigned to registrant in connection with Rule 12g3-2(b): 82-__________. )
N/A

This Form 6-K consists of:

An announcement regarding 2017 third quarterly report of China Petroleum & Chemical Corporation (the “Registrant”), made by the Registrant on October 30, 2017.

China Petroleum & Chemical Corporation
The Third Quarterly Report for 2017

30 October 2017
Beijing, China

The Third Quarterly Report for 2017

1	Important notice

1.1
The Board of Directors, the Supervisory Board of China Petroleum & Chemical Corporation (“Sinopec Corp.” or the “Company”) and its directors, supervisors and senior management warrant that there are no material omissions, misrepresentations or misleading statements contained in this report and severally and jointly accept full responsibility for the authenticity, accuracy and completeness of the information contained in this report.

1.2	The third quarterly report for 2017 (the “Quarterly Report”) was approved at the 15th meeting of the Sixth Session of the Board of Directors of Sinopec Corp. All the directors attended this meeting.

1.3
Mr. Dai Houliang, Vice Chairman of the Board of Directors and President, Mr. Wang Dehua, Chief Financial Officer and Head of the Corporate Financial Department of Sinopec Corp. warrant the authenticity, accuracy and completeness of the financial statements contained in the Quarterly Report.

1.4	The financial statements in the Quarterly Report were not audited.

The Third Quarterly Report for 2017

2	Basic information of Sinopec Corp.

2.1	Principal Financial Data And Indicators

2.1.1	Principal Financial Data and Indicators Prepared in Accordance with PRC Accounting Standards for Business Enterprises (“ASBE”)
RMB million
	As of 30 September 2017	As of 31 December 2016	Changes from the end of the preceding year to the end of the reporting period (%)
Total assets	1,476,655	1,498,609	(1.5)
Total equity attributable to equity shareholders of the Company	716,511	712,232	0.6

	Nine Months		Changes over the same period of the preceding year (%)
	2017	2016
Net cash flow from operating activities	111,193	131,700	(15.6)

Operating income	1,744,955	1,363,945	27.9
Net profit attributable to equity shareholders of the Company	38,373	29,166	31.6
Net profit attributable to equity shareholders of the Company excluding extraordinary gains and losses	36,718	28,337	29.6
Weighted average return on net assets (%)	5.37	4.26	1.11 percentage points
Basic earnings per share (RMB)	0.317	0.241	31.5
Diluted earnings per share (RMB)	0.317	0.241	31.5

The Third Quarterly Report for 2017

Extraordinary (gain)/loss items	Third Quarter 2017 RMB million	Nine Months 2017 RMB million
Loss on disposal of non-current assets	132	230
Donations	83	96
Gain on holding and disposal of various investments	(96)	(257)
Other extraordinary income and expenses, net	(980)	(2,429)
Subtotal	(861)	(2,360)
Tax effect	203	590
Total	(658)	(1,770)
Equity shareholders of the Company	(662)	(1,655)
Minority interests	4	(115)

2.1.2	Principal financial data and indicators prepared in accordance with International Financial Reporting standards (“IFRS”)
RMB million
	As of 30 September 2017	As of 31 December 2016	Changes from the end of the preceding year to the end of the reporting period (%)
Total assets	1,476,655	1,498,609	(1.5)
Equity attributable to owners of the Company	715,347	710,994	0.6

	Nine Months		Changes over the same period of the preceding year (%)
	2017	2016
Operating profit	55,757	51,430	8.4
Net profit attributable to equity shareholders of the Company	39,404	30,107	30.9
Basic earnings per share (RMB)	0.325	0.249	30.5
Diluted earnings per share (RMB)	0.325	0.249	30.5
Return on net assets (%)	5.51	4.35	1.16 percentage points

Net cash generated from operating activities	111,193	131,700	(15.6)

The Third Quarterly Report for 2017

2.2	Total number of shareholders and top ten shareholders at the end of the reporting period

Total number of shareholders	544,206, including 538,105 holders of domestic A shares and 6,101 holders of overseas H shares.
Top ten shareholders (Top ten shareholders holding shares without selling restrictions)
Name of shareholders	Total number of shares held	Percentage (%)	Number of shares subject to pledge or lock-ups	Nature of shareholder
China Petrochemical Corporation	85,792,671,101	70.86	0	State-owned share
HKSCC (Nominees) Limited [1]	25,379,731,440	20.96	Unknown	H share
中国证券金融股份有限公司	2,655,998,410	2.19	0	A share
香港中央结算有限公司	371,234,443	0.31	0	A share
中央汇金资产管理有限责任公司	322,037,900	0.27	0	A share
全国社保基金一一一组合	106,191,381	0.09	0	A share
中国工商银行－上证50交易型开放式指数证券投资基金	83,379,830	0.07	0	A share
交通银行股份有限公司－汇丰晋信大盘股票型证券投资基金	81,215,396	0.07	0	A share
长江证券股份有限公司	80,057,295	0.07	0	A share
张定强	77,661,447	0.06	0	A share
Note 1:
Sinopec Century Bright Capital Investment Limited, overseas wholly-owned subsidiary of China Petrochemical Corporation, holds 553,150,000 H shares, which is included in the total number of the shares held by HKSCC Nominees Limited.

The Third Quarterly Report for 2017

2.3	Review of operating results

In the first three quarters of 2017, global economy recorded moderate recovery and Chinese economy maintained steady growth with gross domestic product (GDP) up by 6.9% year on year. With abundant supply, domestic refined oil products market witnessed strong competition. According to the statistics, domestic consumption of refined oil products increased by 6.6% compared with same period last year, among which gasoline and kerosene consumption maintained strong growth momentum. Domestic demand for natural gas accelerated, up by 15.9% compared with same period last year. Domestic consumption of major chemicals grew significantly with consumption of ethylene equivalent up by 11.3% year on year, and gross margin for chemical products remained strong.

By taking full advantage of integrated business, tapping potentials and enhancing efficiency, as well as reducing cost, the Company endeavoured to coordinate all aspects of work and realised outstanding results. In accordance with ASBE，operating income of the Company was RMB 1,744.955 billion, up by 27.9% over the same period last year; net profit attributable to equity shareholders of the Company was RMB 38.373 billion, up by 31.6% over the same period last year. In accordance with IFRS, net profit attributable to equity shareholders of the Company was RMB 39.404 billion, up by 30.9% over the same period last year.

Exploration and Production: We focused on reserve increase and development returns through the operation and production with superior results achieved. In exploration, we continued to focus on discovery of high quality, large scale and low cost reserves. New oil discoveries were made in Tahe Basin of Xinjiang, Junggar Basin, Shengli Oilfield and North Jiangsu Basin, and new natural gas discoveries were made in Sichuan Basin and Ordos Basin. In production, we arranged crude oil production in a flexible manner and resumed production of some shut-down wells amid upward trend of crude oil price. Importance was attached to natural gas development, through expediting natural gas capacity construction in Hangjinqi area of Ordos and fully promoting Phase II of Fuling Shale Gas development project. In the first three quarters, oil and gas production of the Company was 332.63 million barrels of oil equivalent, down by 3.2% over the same period last year, of which crude oil production dropped by 4.0% while natural gas grew by 21.0%. The Exploration and Production Segment had an operating loss of RMB 26.523 billion with reduction of RMB 3.893 billion compared with same period last year.

Refining: Our refined oil products mix has been optimised to address market demand changes, more high value-added products were produced and diesel-to-gasoline ratio was 1.16. We actively promoted refined oil products quality upgrading, and the GB VI quality upgrading plan for “2+26” cities in North China completed ahead of schedule. We optimised crude oil sourcing and allocation, as well as adjusting procurement strategy according to changes of crude oil price, to lower our feedstock cost and transportation fee, and increased export of refined oil products to help maintain high utilisation rates of refining facilities. The advantages of centralised marketing took full play, and profitability of asphalt, lubricant and LPG was maintained. In the first three quarters, refinery throughput and refined oil products production increased by 1.3% and 1.1% respectively, among which gasoline up by 1.5%, jet fuel up by 6.3% and diesel down by 1.3% over the same period last year. The Refining Segment realised an operating profit of RMB 43.854 billion, up by 3.4% over the same period last year.

The Third Quarterly Report for 2017

Marketing and Distribution: We took full advantages of our integrated business and distribution network, as well as further enhancing the synergy between fuel and non-fuel businesses, to actively respond to more competitive market conditions, and achieved good operational results. We optimised internal and external resources, put all efforts to expand market, and realised sustained growth in total sales volume of refined oil products. We flexibly adjusted our marketing strategies, promoted branding gasoline and increased retail volume of premium gasoline. We innovated operational models and optimised layout of service stations, and expedited revamping of storage and transportation facilities of refined oil products to further improve our distribution network. By means of “Internet+” and other marketing measures, we put more efforts on cultivation of major products and self-owned brand products and promoted rapid growth of non-fuel business. We proactively promoted vehicle natural gas business, expediting the construction and operation of CNG/LNG stations. In the first three quarters, total sales volume of refined oil products was 150 million tonnes, up by 3.1% over the same period last year. Total domestic sales volume of refined oil products was 133 million tonnes, up by 2.8%. Vehicle natural gas sales volume increased by 32.9% over the same period last year. Transaction of non-fuel business reached RMB 41 billion, up by 52.3% compared with the same period last year. The Marketing and Distribution Segment realised an operating profit of RMB 23.482 billion, down by 3.3% over the same period last year.

Chemicals: We continued the “basic and high-end” chemical business development concept to promote effective supply. In the first three quarters, we optimised operations based on marginal contribution and gross margin of chemical facilities to promote profitability. We deepened adjustments of feedstock mix to reduce chemical feedstock cost, and pressed ahead optimisation of product slate, producing more market-oriented and high value-added products. We put advantages of marketing network into full play and conducted differentiated and tailor-made measures to expand sales scale. We strengthened the integration among production, sales, R&D and application, and intensified efforts on R&D, production and promotion of new products, with the ratio of performance compound reaching 62.5% and the differential ratio of synthetic fiber reaching 89.1%. In the first three quarters, ethylene production reached 8.534million tonnes, up by 5.2% and chemical sales volume was 57.58 million tonnes, up by 14.1% over the same period last year. The Chemicals Segment realised an operating profit of RMB 16.727 billion, up by 8.3% over the same period last year.

Summary of Principal Operating Results for the First Three Quarters
Operating data	Unit	For nine-month period ended 30 September		Changes (%)
		2017	2016
Exploration and production
Oil and gas production[1]	million boe	332.63	322.29	3.21
Crude oil production	million barrels	220.21	229.36	(3.99)
China	million barrels	186.09	191.26	(2.70)
Overseas	million barrels	34.12	38.10	(10.45)
Natural gas production	billion cubic feet	674.15	557.15	21.00
Realised crude oil price	USD/barrel	47.05	35.44	32.76
Realised natural gas price	USD/thousand cubic feet	5.32	5.48	(2.92)

The Third Quarterly Report for 2017

Operating data	Unit	For nine-month period ended 30 September		Changes (%)
		2017	2016
Refining[2]
Refinery throughput	million tonnes	177.46	175.25	1.26
Gasoline, diesel and kerosene production	million tonnes	112.20	111.02	1.06
Gasoline	million tonnes	42.73	42.09	1.52
Diesel	million tonnes	49.50	50.15	(1.30)
Kerosene	million tonnes	19.97	18.78	6.34
Light chemical feedstock	million tonnes	28.54	28.45	0.32
Light products yield	%	75.84	76.35	(0.51) percentage points
Refining yield	%	94.76	94.47	0.29 percentage points
Marketing and Distribution
Total sales of refined oil products	million tonnes	150.23	145.72	3.09
Total domestic sales volume of refined oil products	million tonnes	133.26	129.58	2.84
Retail	million tonnes	90.67	89.79	0.98
Direct sales & Wholesale	million tonnes	42.60	39.79	7.06
Total number of Sinopec-branded service stations[3]	stations	30,728	30,603	0.41
Company-operated	stations	30,722	30,597	0.41
Annualised average throughput per station[4]	tonnes/station	3,935	3,899	0.92
Chemical[2]
Ethylene	thousand tonnes	8,534	8,115	5.16
Synthetic resin	thousand tonnes	11,791	11,138	5.86
Synthetic rubber	thousand tonnes	642	619	3.72
Monomers and polymers for synthetic fibre	thousand tonnes	7,061	6,830	3.38
Synthetic fibre	thousand tonnes	923	934	(1.18)
Note:
1.
Conversion: in the first three quarters of 2017, for domestic production of crude oil, 1 tonne = 7.10 barrels; for overseas production of crude oil, 1 tonne=7.21barrels; for production of natural gas, 1 cubic meter = 35.31 cubic feet.

2.	Including 100% production of domestic joint ventures.
3.	The number of service stations in 2016 was as of 31 December 2016.
4.	Throughput per service station was annualised.

Capital expenditure: Focusing on quality and returns of investment, the Company continuously optimised its investment projects. In the first three quarters, total capital expenditures were RMB 29.101 billion. Capital expenditures for the exploration and production segment were RMB 10.896 billion, mainly for Fuling Shale Gas and Hangjinqi Natural Gas capacity construction, Shengli oilfield and Xibei oilfield crude oil capacity construction, Guangxi LNG Terminal Project, Tianjin LNG Terminal Project, Wen 23 Gas Storage Project, boosting project of Sichuan-to-East

The Third Quarterly Report for 2017

China Pipeline as well as overseas projects. Capital expenditures for the refining segment were RMB 8.522 billion, mainly for Zhongke integrated refining and chemical project, product mix adjustments of Zhenhai and Maoming refineries, and GB VI gasoline and diesel quality upgrading projects. Capital expenditures for the marketing and distribution segment were RMB 5.254 billion, mainly for constructing refined oil products depots, pipelines and service stations. Capital expenditures for the chemicals segment were RMB 3.735 billion, mainly for Zhongke integrated refining and chemical project, Hainan aromatics project, capital injection of Gulei integrated refining and chemical project, Zhongan and other coal chemical projects, as well as feedstock optimisation projects and product mix adjustment projects of Jinling and Maoming. Capital expenditures for corporate and others were RMB 694 million, mainly for R&D facilities and information technology application projects.

Focusing on transformation of growth pattern and structural adjustments, as well as improvement of quality and efficiency and upgrading of operation, the Company optimises capital expenditure arrangement for 2017 which is adjusted from RMB 110.2 billion to RMB 98.5 billion, of which, capital expenditure for the exploration and production segment is RMB 42.7 billion, for the refining segment is RMB 21.3 billion, for the chemicals segment is 12.5 billion, for corporate and others is RMB 4.0 billion and for the marketing and distribution segment maintains at RMB 18.0 billion.

The Third Quarterly Report for 2017

3	Significant events

3.1	Significant changes in major items contained in the consolidated financial statements prepared in accordance with ASBE and the reasons for such changes.

Items of Consolidated Balance Sheet	30 September 2017	31 December 2016	Increase/(decrease)		Major reasons for changes
			Amount	Percentage
	RMB million	RMB million	RMB million	(%)
Prepayments	5,696	3,749	1,947	51.9	Increase in the prepayment for refined oil products and crude oil
Short-term loans	45,698	30,374	15,324	50.5	Increase of short-term loans for the need of business
Non-current liabilities due within one year	22,711	38,972	(16,261)	(41.7)	Due to repayment of long-term debts and long-term borrowings
Other comprehensive income	(3,247)	(932)	(2,315)	(248.4)	Due to the translation difference in foreign currency and hedge of cash flow
Specific reserve	1,722	765	957	125.1	Increase in unused safety production fund

Items of consolidated income statement	For nine-month period ended 30 September 2017	For nine-month period ended 30 September 2016	Increase/(decrease)		Main reasons for changes
			Amount	Percentage
	RMB million	RMB million	RMB million	(%)
Operating costs	1,405,556	1,042,208	363,348	34.9	Increase in price of crude oil, raw material and auxiliary material
Financial expenses	1,790	5,447	(3,657)	(67.1)	Decrease of interest-bearing debts and increase in return of funds
Impairment losses	7,090	1,528	5,562	364.0	Due to recognition of impairment for some fixed assets
Investment income	12,020	7,253	4,767	65.7	Increase in profits of joint ventures and associates
Net profit attributable to equity shareholders of the Company	38,373	29,166	9,207	31.6	Increase in net profit of the Company

The Third Quarterly Report for 2017

Items of consolidated cash flow statement	For nine-month period ended 30 September 2017	For nine-month period ended 30 September 2016	Increase/(decrease)		Main reasons for changes
			Amount	Percentage
	RMB million	RMB million	RMB million	(%)
Cash paid for goods and services	(1,534,680)	(1,171,618)	(363,062)	31.0	Increase in price of crude oil and other raw materials, as well as business scale of the Company
Cash received from returns on investments	4,922	2,806	2,116	75.4	Increase in dividends of joint ventures and associates in line with increase of profit
Other cash received relating to investing activities	31,589	1,850	29,739	1,607.5	Increase in cash received from deposits with maturity more than three months
Cash paid for acquisition of investments	(4,914)	(15,197)	10,283	(67.7)	Due to larger scale of financial assets measured at fair value last year
Other cash paid relating to investing activities	(59,091)	(5,101)	(53,990)	1,058.4	Increase in deposits with maturity more than three months this year
Cash paid for dividends, profits distribution or interest	(41,494)	(26,352)	(15,142)	57.5	Increase of dividends
Net cash flow from financing activities	(50,216)	(78,568)	28,352	(36.1)	Repayment of maturing debts and decrease of interest-bearing debts

3.2	This quarterly results announcement is published in both Chinese and English languages. In the event of any discrepancies, the Chinese version shall prevail.

By Order of the Board
Vice Chairman
Dai Houliang
30 October 2017

The Third Quarterly Report for 2017

4.	Appendix

4.1	Quarterly financial statements prepared under China Accounting Standards for Business Enterprises (“ASBE”)

Consolidated Balance Sheet
as at 30 September 2017

 Prepared by: China Petroleum & Chemical Corporation

Units: million   Currency: RMB   Type: unaudited
Items	As at 30 September 2017	As at 31 December 2016
Current assets:
Cash at bank and on hand	161,903	142,497
Bills receivable	12,663	13,197
Accounts receivable	54,284	50,289
Prepayments	5,696	3,749
Other receivables	22,585	25,596
Inventories	160,871	156,511
Other current assets	19,125	20,422
Total current assets	437,127	412,261
Non-current assets:
Available-for-sale financial assets	11,227	11,408
Long-term equity investments	125,971	116,812
Fixed assets	639,889	690,594
Construction in progress	113,293	129,581
Intangible assets	91,132	85,023
Goodwill	6,326	6,353
Long-term deferred expenses	13,883	13,537
Deferred tax assets	11,107	7,214
Other non-current assets	26,700	25,826
Total non-current assets	1,039,528	1,086,348
Total assets	1,476,655	1,498,609
Current liabilities:
Short-term loans	45,698	30,374
Bills payable	5,879	5,828
Accounts payable	156,655	174,301
Advances from customers	106,321	95,928
Employee benefits payable	5,710	1,618
Taxes payable	39,722	52,886
Dividends payable	2,184	2,006
Other payables	66,696	77,630
Short-term debentures payable	-	6,000
Non-current liabilities due within one year	22,711	38,972
Total current liabilities	451,576	485,543

The Third Quarterly Report for 2017

Non-current liabilities:
Long-term loans	68,934	62,461
Debentures payable	47,547	54,985
Provisions	40,533	39,298
Deferred tax liabilities	5,375	7,661
Other non-current liabilities	17,265	16,136
Total non-current liabilities	179,654	180,541
Total liabilities	631,230	666,084
Shareholders’ equity:
Share capital	121,071	121,071
Capital reserve	119,479	119,525
Other comprehensive income	(3,247)	(932)
Specific reserve	1,722	765
Surplus reserves	196,640	196,640
Retained earnings	280,846	275,163
Total equity attributable to shareholders of the Company	716,511	712,232
Minority interests	128,914	120,293
Total shareholders’ equity	845,425	832,525
Total liabilities and shareholders’ equity	1,476,655	1,498,609

Dai Houliang	Wang Dehua
Vice Chairman, President	Chief Financial Officer

The Third Quarterly Report for 2017

Balance Sheet
as at 30 September 2017

Prepared by: China Petroleum & Chemical Corporation

Units: million   Currency: RMB   Type: unaudited
Items	As at 30 September 2017	As at 31 December 2016
Current assets:
Cash at bank and on hand	99,422	98,250
Bills receivable	609	471
Accounts receivable	28,976	38,332
Prepayments	3,730	3,454
Other receivables	48,874	45,643
Inventories	43,799	46,942
Other current assets	31,730	32,743
Total current assets	257,140	265,835
Non-current assets:
Available-for-sale financial assets	395	297
Long-term equity investments	273,979	268,451
Fixed assets	338,755	373,020
Construction in progress	44,984	49,277
Intangible assets	7,765	7,913
Long-term deferred expenses	1,879	1,980
Deferred tax assets	3,589	-
Other non-current assets	10,247	10,952
Total non-current assets	681,593	711,890
Total assets	938,733	977,725
Current liabilities:
Short-term loans	15,319	9,256
Bills payable	2,461	2,761
Accounts payable	67,284	75,787
Advances from customers	3,018	2,360
Employee benefits payable	1,861	312
Taxes payable	22,093	32,423
Other payables	132,388	113,841
Short-term debentures payable	-	6,000
Non-current liabilities due within one year	15,871	38,082
Total current liabilities	260,295	280,822

The Third Quarterly Report for 2017

Non-current liabilities：
Long-term loans	64,111	58,448
Debentures payable	36,000	36,000
Provisions	30,861	29,767
Deferred tax liabilities	-	505
Other non-current liabilities	2,684	2,607
Total non-current liabilities	133,656	127,327
Total liabilities	393,951	408,149
Shareholders’ equity：
Share capital	121,071	121,071
Capital reserve	68,727	68,769
Other comprehensive income	319	263
Specific reserve	915	393
Surplus reserves	196,640	196,640
Retained earnings	157,110	182,440
Total shareholders’ equity	544,782	569,576
Total liabilities and shareholders’ equity	938,733	977,725

Dai Houliang	Wang Dehua
Vice Chairman, President	Chief Financial Officer

The Third Quarterly Report for 2017

Consolidated Income Statement
for the nine-month periods ended 30 September 2017

Prepared by: China Petroleum & Chemical Corporation

Units: million   Currency: RMB   Type: unaudited
Items	Three-month periods ended 30 September 2017	Three-month periods ended 30 September 2016	Nine-month periods ended 30 September 2017	Nine-month periods ended 30 September 2016
I. Total operating income	579,118	484,725	1,744,955	1,363,945
II.Total operating costs	564,133	469,450	1,694,797	1,319,899
Including: Operating costs	462,954	377,015	1,405,556	1,042,208
Taxes and surcharges	60,032	58,242	176,329	171,073
Selling and distribution expenses	14,173	12,143	40,128	35,715
General and administrative expenses	21,086	18,295	56,989	56,711
Financial expenses	501	1,163	1,790	5,447
Exploration expenses, including dry holes	2,373	2,487	6,915	7,217
Impairment losses	3,014	105	7,090	1,528
Add: Gain/(loss) from changes in fair value	162	(230)	531	(117)
Investment income	3,868	1,859	12,020	7,253
Other income	1,292	-	2,613	-
III. Operating profit	20,307	16,904	65,322	51,182
Add: Non-operating income	373	919	1,206	2,276
Less: Non-operating expenses	887	648	1,703	1,523
IV. Profit before taxation	19,793	17,175	64,825	51,935
Less: Income tax expense	4,081	3,486	12,996	11,865
V. Net profit	15,712	13,689	51,829	40,070
Attributable to:
Equity shareholders of the Company	11,281	9,916	38,373	29,166
Minority interests	4,431	3,773	13,456	10,904

The Third Quarterly Report for 2017

VI. Earnings per share:
(i) Basic earnings per share (RMB Yuan)	0.093	0.082	0.317	0.241
(ii) Diluted earnings per share (RMB Yuan)	0.093	0.082	0.317	0.241
VII. Total other comprehensive income	(2,083)	(627)	(3,193)	2,193
Items that may be reclassified subsequently to profit or loss(after tax and reclassification adjustments):
Cash flow hedges	(766)	(1,011)	(604)	756
Available-for-sale financial assets	0	(8)	(7)	(41)
Share of other comprehensive (loss)/income of associates and joint ventures	(12)	89	265	188
Foreign currency translation differences	(1,305)	303	(2,847)	1,290
VIII. Total comprehensive income	13,629	13,062	48,636	42,263
Attributable to:
Equity shareholders of the Company	9,608	9,117	36,058	33,350
Minority interests	4,021	3,945	12,578	8,913

Dai Houliang	Wang Dehua
Vice Chairman, President	Chief Financial Officer

The Third Quarterly Report for 2017

Income Statement
for the nine-month periods ended 30 September 2017

Prepared by: China Petroleum & Chemical Corporation

Units: million   Currency: RMB   Type: unaudited
Items	Three-month periods ended 30 September 2017	Three-month periods ended 30 September 2016	Nine-month periods ended 30 September 2017	Nine-month periods ended 30 September 2016
I. Operating income	205,403	176,851	616,813	523,000
Less: Operating costs	151,418	126,495	457,921	364,330
Taxes and surcharges	40,001	38,710	117,325	118,312
Selling and distribution expenses	669	443	1,949	1,747
General and administrative expenses	11,481	10,094	30,990	31,621
Financial expenses	642	754	2,037	2,819
Exploration expenses, including dry holes	2,348	2,487	6,491	7,217
Impairment losses	1,433	(11)	5,114	1,113
Add: Gain/(Loss) from changes in fair value	-	-	-	-
Investment income	2,869	1,939	11,742	10,689
Other income	718	-	1,076	-
II. Operating profit	998	(182)	7,804	6,530
Add: Non-operating income	135	308	461	1,075
Less: Non-operating expenses	349	221	830	690
III. Profit before taxation	784	(95)	7,435	6,915
Less: Income tax expense	(402)	(171)	76	681
IV.Net profit	1,186	76	7,359	6,234
V. Total other comprehensive income	45	405	56	697
Items that may be reclassified subsequently to profit or loss (after tax and reclassification adjustments):
Cash flow hedges	55	335	77	642
Share of other comprehensive (loss)/ income in associates	(10)	70	(21)	55
VI. Total comprehensive income	1,231	481	7,415	6,931

Dai Houliang	Wang Dehua
Vice Chairman, President	Chief Financial Officer

The Third Quarterly Report for 2017

Consolidated Cash Flow Statement
for the nine-month periods ended 30 September 2017

Prepared by: China Petroleum & Chemical Corporation

Units: million   Currency: RMB   Type: unaudited
Items	Nine-month periods ended 30 September 2017	Nine-month periods ended 30 September 2016
I. Cash flows from operating activities:
Cash received from sale of goods and rendering of services	1,976,601	1,615,777
Refund of taxes and levies	1,475	1,653
Other cash received relating to operating activities	45,260	62,036
Sub-total of cash inflows	2,023,336	1,679,466
Cash paid for goods and services	(1,534,680)	(1,171,618)
Cash paid to and for employees	(44,390)	(41,556)
Payments of taxes and levies	(267,888)	(251,394)
Other cash paid relating to operating activities	(65,185)	(83,198)
Sub-total of cash outflows	(1,912,143)	(1,547,766)
Net cash flow from operating activities	111,193	131,700
II. Cash flows from investing activities:
Cash received from disposal of investments	894	17,930
Cash received from returns on investments	4,922	2,806
Net cash received from disposal of fixed assets, intangible assets and other long-term assets	530	375
Net cash received from disposal of subsidiaries and other business entities	1	2,027
Other cash received relating to investing activities	31,589	1,850
Sub-total of cash inflows	37,936	24,988
Cash paid for acquisition of fixed assets, intangible assets and other long-term assets	(43,992)	(45,909)
Cash paid for acquisition of investments	(4,914)	(15,197)
Other cash paid relating to investing activities	(59,091)	(5,101)
Net cash paid for the acquisition of subsidiaries and other business entities	(44)	-
Sub-total of cash outflows	(108,041)	(66,207)
Net cash flow from investing activities	(70,105)	(41,219)

The Third Quarterly Report for 2017

III. Cash flows from financing activities:
Cash received from capital contributions	853	202
Including: Cash received from minority shareholders’ capital contributions to subsidiaries	853	202
Cash received from borrowings	361,470	401,057
Sub-total of cash inflows	362,323	401,259
Cash repayments of borrowings	(371,045)	(453,475)
Cash paid for dividends, profits distribution or interest	(41,494)	(26,352)
Including: Subsidiaries’ cash payments for distribution of dividends or profits to minority shareholders	(4,476)	(4,726)
Sub-total of cash outflows	(412,539)	(479,827)
Net cash flow from financing activities	(50,216)	(78,568)
IV. Effects of changes in foreign exchange rate	(188)	303
V. Net increase in cash and cash equivalents	(9,316)	12,216
Add: Cash and cash equivalents at 1 January	124,468	68,933
VI. Cash and cash equivalents at 30 September	115,152	81,149

Dai Houliang	Wang Dehua
Vice Chairman, President	Chief Financial Officer

The Third Quarterly Report for 2017

Cash Flow Statement
for the nine-month periods ended 30 September 2017
Prepared by: China Petroleum & Chemical Corporation

Units: million   Currency: RMB   Type: unaudited
Items	Nine-month periods ended 30 September 2017	Nine-month periods ended 30 September 2016
I. Cash flows from operating activities:
Cash received from sale of goods and rendering of services	726,478	605,835
Refund of taxes and levies	917	999
Other cash received relating to operating activities	33,412	46,776
Sub-total of cash inflows	760,807	653,610
Cash paid for goods and services	(478,741)	(350,443)
Cash paid to and for employees	(24,467)	(23,498)
Payments of taxes and levies	(168,152)	(155,934)
Other cash paid relating to operating activities	(25,730)	(47,308)
Sub-total of cash outflows	(697,090)	(577,183)
Net cash flow from operating activities	63,717	76,427
II. Cash flows from investing activities:
Cash received from disposal of investments	9,022	24,733
Cash received from returns on investments	14,025	14,696
Net cash received from disposal of fixed assets, intangible assets and other long-term assets	706	621
Net cash received from disposal of subsidiaries and other business entities	1	2,027
Other cash received relating to investing activities	20,370	949
Sub-total of cash inflows	44,124	43,026
Cash paid for acquisition of fixed assets, intangible assets and other long-term assets	(23,811)	(26,515)
Cash paid for acquisition of investments	(10,128)	(32,755)
Other cash paid relating to investing activities	(25,040)	(130)
Sub-total of cash outflows	(58,979)	(59,400)
Net cash flow from investing activities	(14,855)	(16,374)
III.Cash flows from financing activities:
Cash received from borrowings	85,212	152,920
Sub-total of cash inflows	85,212	152,920
Cash repayments of borrowings	(103,768)	(185,420)
Cash paid for dividends, profits distribution or interest	(36,164)	(19,681)
Sub-total of cash outflows	(139,932)	(205,101)
Net cash flow from financing activities	(54,720)	(52,181)
IV. Net increase in cash and cash equivalents	(5,858)	7,872
Add: Cash and cash equivalents at 1 January	88,120	46,453
V. Cash and cash equivalents at 30 September	82,262	54,325

Dai Houliang	Wang Dehua
Vice Chairman, President	Chief Financial Officer

The Third Quarterly Report for 2017

Segment Reporting
for the nine-month periods ended 30 September 2017

Prepared by: China Petroleum & Chemical Corporation

Units: million   Currency: RMB   Type: unaudited
Items	Nine-month periods ended 30 September 2017	Nine-month periods ended 30 September 2016
Income from principal operations
Exploration and production
External sales	48,701	34,544
Inter-segment sales	55,769	40,829
Subtotal	104,470	75,373
Refining
External sales	96,041	73,012
Inter-segment sales	636,726	537,839
Subtotal	732,767	610,851
Marketing and distribution
External sales	886,263	748,387
Inter-segment sales	2,567	2,185
Subtotal	888,830	750,572
Chemicals
External sales	272,418	197,109
Inter-segment sales	36,418	27,034
Subtotal	308,836	224,143
Corporate and others
External sales	398,780	275,824
Inter-segment sales	320,750	221,609
Subtotal	719,530	497,433
Elimination of inter-segment sales	(1,052,230)	(829,496)
Consolidated income from principal operations	1,702,203	1,328,876
Income from other operations
Exploration and production	5,707	5,111
Refining	3,454	4,023
Marketing and distribution	22,309	16,558
Chemicals	10,336	8,502
Corporate and others	946	875
Consolidated income from other operations	42,752	35,069
Consolidated operating income	1,744,955	1,363,945

The Third Quarterly Report for 2017

Operating profit/(loss)
By segment
Exploration and production	(26,258)	(30,900)
Refining	43,098	41,607
Marketing and distribution	23,221	23,690
Chemicals	16,616	15,129
Corporate and others	(904)	1,395
Elimination	(1,212)	(1,428)
Total segment operating profit	54,561	49,493
Investment income/(loss)
Exploration and production	1,494	(449)
Refining	546	1,112
Marketing and distribution	2,208	2,091
Chemicals	6,634	3,683
Corporate and others	1,138	816
Total segment investment income	12,020	7,253
Financial expenses	(1,790)	(5,447)
Gain/loss from changes in fair value	531	(117)
Operating profit	65,322	51,182
Add: Non-operating income	1,206	2,276
Less: Non-operating expenses	1,703	1,523
Profit before taxation	64,825	51,935

The Third Quarterly Report for 2017

4.2	Quarterly financial statements prepared under International Financial Reporting Standards (“IFRS”)

Consolidated Income Statement
for the nine-month periods ended 30 September 2017

Prepared by: China Petroleum & Chemical Corporation

Units: million   Currency: RMB   Type: unaudited
Items	Three-month periods ended 30 September 2017	Three-month periods ended 30 September 2016	Nine-month periods ended 30 September 2017	Nine-month periods ended 30 September 2016
Turnover and other operating revenues
Turnover	564,375	472,080	1,702,203	1,328,876
Other operating revenues	14,743	12,645	42,752	35,069
Subtotal	579,118	484,725	1,744,955	1,363,945
Operating expenses
Purchased crude oil, products and operating supplies and expenses	(434,997)	(352,524)	(1,322,025)	(967,943)
Selling, general and administrative expenses	(18,104)	(15,605)	(48,235)	(48,661)
Depreciation, depletion and amortization	(27,454)	(24,344)	(82,671)	(73,449)
Exploration expenses, including dry holes	(2,373)	(2,487)	(6,915)	(7,217)
Personnel expenses	(17,446)	(14,720)	(48,774)	(43,783)
Taxes other than income tax	(60,032)	(58,242)	(176,329)	(171,073)
Other operating expense, net	(2,264)	(481)	(4,249)	(389)
Total operating expenses	(562,670)	(468,403)	(1,689,198)	(1,312,515)
Operating profit	16,448	16,322	55,757	51,430
Finance costs
Interest expense	(1,870)	(2,614)	(5,849)	(7,778)
Interest income	1,437	1,150	3,894	2,508
Foreign currency exchange (losses)/gains, net	(68)	301	165	(177)
Net finance costs	(501)	(1,163)	(1,790)	(5,447)
Investment income	130	108	416	206
Share of profits from associates and joint ventures	3,960	2,204	11,611	6,803
Profit before taxation	20,037	17,471	65,994	52,992
Tax expense	(4,081)	(3,486)	(12,996)	(11,865)

The Third Quarterly Report for 2017

Profit for the period	15,956	13,985	52,998	41,127
Attributable to:
Owners of the Company	11,489	10,188	39,404	30,107
Non-controlling interests	4,467	3,797	13,594	11,020
Profit for the period	15,956	13,985	52,998	41,127
Earnings per share
Basic earnings per share (RMB Yuan)	0.094	0.084	0.325	0.249
Diluted earnings per share (RMB Yuan)	0.094	0.084	0.325	0.249

The Third Quarterly Report for 2017

Consolidated Statement of Comprehensive Income
for the nine-month periods ended 30 September 2017

Prepared by: China Petroleum & Chemical Corporation

Units: million   Currency: RMB   Type: unaudited
Items	Three-month periods ended 30 September 2017	Three-month periods ended 30 September 2016	Nine-month periods ended 30 September 2017	Nine-month periods ended 30 September 2016
Profit for the period	15,956	13,985	52,998	41,127
Total other comprehensive income	(2,083)	(627)	(3,193)	2,193
Items that may be reclassified subsequently to profit or loss(after tax and reclassification adjustments):
Cash flow hedges	(766)	(1,011)	(604)	756
Available-for-sale securities	0	(8)	(7)	(41)
Share of other comprehensive (loss)/ income of associates and joint ventures	(12)	89	265	188
Foreign currency translation differences	(1,305)	303	(2,847)	1,290
Total comprehensive income	13,873	13,358	49,805	43,320
Attributable to:
Owners of the Company	9,816	9,389	37,089	34,291
Non-controlling interests	4,057	3,969	12,716	9,029

The Third Quarterly Report for 2017

Consolidated Balance Sheet
as at 30 September 2017

Prepared by: China Petroleum & Chemical Corporation

Units: million   Currency: RMB   Type: unaudited
Items	As at 30 September 2017	As at 31 December 2016
Non-current assets:
Property, plant and equipment, net	639,889	690,594
Construction in progress	113,293	129,581
Goodwill	6,326	6,353
Interest in associates	70,300	66,116
Interest in joint ventures	55,671	50,696
Available-for-sale financial assets	11,227	11,408
Deferred tax assets	11,107	7,214
Lease prepayments	54,834	54,241
Long-term prepayments and other non-current assets	76,881	70,145
Total non-current assets	1,039,528	1,086,348
Current assets:
Cash and cash equivalents	115,152	124,468
Time deposits with financial institutions	46,751	18,029
Trade accounts receivable	54,284	50,289
Bills receivable	12,663	13,197
Inventories	160,871	156,511
Prepaid expenses and other current assets	47,406	49,767
Total current assets	437,127	412,261
Current liabilities:
Short-term debts	43,196	56,239
Loans from Sinopec Group Company and fellow subsidiaries	24,441	18,580
Trade accounts payable	156,655	174,301
Bills payable	5,879	5,828
Accrued expenses and other payables	214,786	224,544
Income tax payable	6,619	6,051
Total current liabilities	451,576	485,543
Net current liabilities	(14,449)	(73,282)
Total assets less current liabilities	1,025,079	1,013,066

The Third Quarterly Report for 2017

Non-current liabilities:
Long-term debts	71,649	72,674
Loans from Sinopec Group Company and fellow subsidiaries	44,832	44,772
Deferred tax liabilities	5,375	7,661
Provisions	40,533	39,298
Other long-term liabilities	18,472	17,426
Total non-current liabilities	180,861	181,831
Total net assets	844,218	831,235
Equity:
Share capital	121,071	121,071
Reserves	594,276	589,923
Total equity attributable to owners of the Company	715,347	710,994
Non-controlling interests	128,871	120,241
Total equity	844,218	831,235

The Third Quarterly Report for 2017

Consolidated Statement of Cash Flow
for the nine-month periods ended 30 September 2017

Prepared by: China Petroleum & Chemical Corporation

Units: million   Currency: RMB   Type: unaudited
Items	Nine-month periods ended 30 September 2017	Nine-month periods ended 30 September 2016
Net cash generated from operating activities(a)	111,193	131,700
Investing activities
Capital expenditure	(40,238)	(44,642)
Exploratory wells expenditure	(3,754)	(1,267)
Purchase of investments, investments in fellow subsidiaries, investments in associates and investments in joint ventures	(4,958)	(15,197)
Proceeds from disposal of investments and investments in associates	895	19,957
Proceeds from disposal of property, plant, equipment and other non-current assets	530	375
Increase in time deposits with maturities over three months	(58,841)	(4,501)
Decrease in time deposits with maturities over three months	30,119	-
Interest received	1,220	1,250
Investment and dividend income received	4,922	2,806
Net cash used in investing activities	(70,105)	(41,219)
Financing activities
Proceeds from bank and other loans	361,470	401,057
Repayments of bank and other loans	(371,045)	(453,475)
Contributions to subsidiaries from non-controlling interests	853	202
Dividends paid by the Company	(32,693)	(16,876)
Distributions by subsidiaries to non-controlling interests	(4,476)	(4,726)
Interest paid	(4,325)	(4,750)
Net cash used in financing activities	(50,216)	(78,568)
Net (decrease)/increase in cash and cash equivalents	(9,128)	11,913
Cash and cash equivalents at 1 January	124,468	68,933
Effect of foreign currency exchange rate changes	(188)	303
Cash and cash equivalents at 30 September	115,152	81,149

The Third Quarterly Report for 2017

Note to consolidated statement of Cash Flow

(a)	Reconciliation of profit before taxation to net cash generated from operating activities
Items	Nine-month periods ended 30 September 2017	Nine-month periods ended 30 September 2016
Operating activities
Profit before taxation	65,994	52,992
Adjustments for:
Depreciation, depletion and amortisation	82,671	73,449
Dry hole costs written off	5,953	5,615
Share of profits from associates and joint ventures	(11,611)	(6,803)
Investment income	(416)	(206)
Interest income	(3,894)	(2,508)
Interest expense	5,849	7,778
(Gain)/loss from foreign currency exchange rate changes and derivative financial instruments	(1,131)	1,820
Loss on disposal of property, plant, equipment and other non-currents assets, net	219	105
Impairment losses on assets	7,090	1,528
Operating profit before change of operating capital	150,724	133,770
Accounts receivable and other current assets	(3,608)	487
Inventories	(4,561)	3,553
Accounts payable and other current liabilities	(13,609)	10,255
Subtotal	128,946	148,065
Income tax paid	(17,753)	(16,365)
Net cash generated from operating activities	111,193	131,700

The Third Quarterly Report for 2017

Segment Reporting
for the nine-month periods ended 30 September 2017

Prepared by: China Petroleum & Chemical Corporation

Units: million   Currency: RMB   Type: unaudited
Items	Nine-month periods ended 30 September 2017	Nine-month periods ended 30 September 2016
Turnover
Exploration and production
External sales	48,701	34,544
Inter-segment sales	55,769	40,829
Subtotal	104,470	75,373
Refining
External sales	96,041	73,012
Inter-segment sales	636,726	537,839
Subtotal	732,767	610,851
Marketing and distribution
External sales	886,263	748,387
Inter-segment sales	2,567	2,185
Subtotal	888,830	750,572
Chemicals
External sales	272,418	197,109
Inter-segment sales	36,418	27,034
Subtotal	308,836	224,143
Corporate and others
External sales	398,780	275,824
Inter-segment sales	320,750	221,609
Subtotal	719,530	497,433
Elimination of inter-segment sales	(1,052,230)	(829,496)
Turnover	1,702,203	1,328,876
Other operating revenues
Exploration and production	5,707	5,111
Refining	3,454	4,023
Marketing and distribution	22,309	16,558
Chemicals	10,336	8,502
Corporate and others	946	875
Other operating revenues	42,752	35,069
Turnover and other operating revenues	1,744,955	1,363,945

The Third Quarterly Report for 2017

Result
Operating profit/(loss)
By segment
Exploration and production	(26,523)	(30,416)
Refining	43,854	42,392
Marketing and distribution	23,482	24,273
Chemicals	16,727	15,452
Corporate and others	(571)	1,157
Elimination	(1,212)	(1,428)
Total segment operating profit	55,757	51,430
Share of profits from associates and joint ventures
Exploration and production	1,446	(472)
Refining	525	1,119
Marketing and distribution	2,068	1,496
Chemicals	6,430	3,656
Corporate and others	1,142	1,003
Aggregate share of profits from associates and joint ventures	11,611	6,802
Investment income
Exploration and production	48	23
Refining	21	(7)
Marketing and distribution	108	70
Chemicals	204	27
Corporate and others	35	94
Aggregate investment income	416	207
Net finance costs	(1,790)	(5,447)
Profit before taxation	65,994	52,992

The Third Quarterly Report for 2017

4.3	Differences between Financial Statements prepared in accordance with the accounting policies complying with ASBE and IFRS (unaudited)

Other than the differences in the classifications of certain financial statements captions and the accounting for the items described below, there are no material differences between the Group’s consolidated financial statements prepared in accordance with the accounting policies complying with ASBE and IFRS. The reconciliation presented below is included as supplemental information, is not required as part of the basic financial statements and does not include differences related to classification, presentation or disclosures. Such information has not been subject to independent audit or review. The major differences are:

(i) Government Grants

Under ASBE, grants from the government are credited to capital reserve if required by relevant governmental regulations. Under IFRS, government grants relating to the purchase of fixed assets are recognised as deferred income and are transferred to the income statement over the useful life of these assets.

(ii) Safety Production Fund

Under ASBE, safety production fund should be recognised in profit or loss with a corresponding increase in reserve according to PRC regulations. Such reserve is reduced for expenses incurred for safety production purposes or, when safety production related fixed assets are purchased, is reduced by the purchased cost with a corresponding increase in the accumulated depreciation. Such fixed assets are not depreciated thereafter. Under IFRS, payments are expensed as incurred, or capitalised as fixed assets and depreciated according to applicable depreciation methods.

Effects of major differences between the net profit under ASBE and the profit for the period under IFRS are analysed as follows:

Prepared by: China Petroleum & Chemical Corporation
Units: million   Currency: RMB   Type: unaudited
Items	Nine-month periods ended 30 September 2017	Nine-month periods ended 30 September 2016
Net profit under ASBE	51,829	40,070
Adjustments:
Government grants (i)	83	85
Safety production fund (ii)	1,086	972
Profit for the period under IFRS	52,998	41,127

Effects of major differences between the shareholders’ equity under ASBE and the total equity under IFRS are analysed as follows:

Items	At 30 September 2017	At 31 December 2016
Shareholders’ equity under ASBE	845,425	832,525
Adjustments:
Government grants(i)	(1,207)	(1,290)
Total equity under IFRS	844,218	831,235

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

China Petroleum & Chemical Corporation

By: /s/ Huang Wensheng

Name: Huang Wensheng

Title: Vice President and Secretary to the Board of Directors

Date: October 30, 2017